UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AtlasClear Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

128745106 (Common Stock)

(CUSIP Number)

Atlas FinTech Holdings Corp.

4030 Henderson Blvd., Suite 712

Tampa, FL 33629

(727) 446-6660

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 128745106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas FinTech Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,490,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,490,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,490,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 128745106	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AtlasBanc Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,233,600*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,233,600*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,233,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

Item 1. Security and Issuer

This Schedule 13D amendment (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of AtlasClear Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by Atlas Fintech Holdings Corp., a Florida corporation (“Atlas Fintech”) and AtlasBanc Holdings Corp., a Florida corporation (“AtlasBanc” and together with Atlas Fintech, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

(b) The address of the Reporting Persons is 4030 Henderson Blvd., Suite 712, Tampa, FL 33629.

(c) Atlas Fintech is a financial services firm specialized in banking services. AtlasBanc is a financial technology firm. The principal occupation of the executive officers and directors of each Reporting Person is as follows: (i) Mr. Schaible is the Executive Chairman of the Issuer and a director and Chief Executive Officer of each of the Reporting Persons at the address identified in Item 1 above, and (ii) Mr. Ridenhour is the President of the Issuer and a director and Executive Vice President of each of the Reporting Persons at the address identified in Item 1 above.

(d) The Reporting Persons have not, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons were not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are incorporated in the state of Florida.

Item 3. Source and Amount of Funds or Other Consideration.

The securities of the Issuer were acquired as consideration in a business combination as described in further detail in Item 4 of this Statement which is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Person solely for investment purposes.

As previously disclosed, on February 9, 2024 (the “Closing Date”), the Issuer (formerly known as Calculator New Pubco, Inc.) consummated the previously announced transactions pursuant to that certain Business Combination Agreement, dated November 16, 2022 (as amended, the “Business Combination Agreement”), by and among the Issuer, Quantum FinTech Acquisition Corporation (“Quantum”), Calculator Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Calculator Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, AtlasClear, Inc., a Wyoming corporation (“AtlasClear”), Atlas FinTech Holdings Corp., a Delaware corporation and Robert McBey. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” In connection with the consummation of the Business Combination (the “Closing”), the Issuer changed its name from “Calculator New Pubco, Inc.” to “AtlasClear Holdings, Inc.”

In connection with the Closing, and pursuant to the terms of the Business Combination Agreement, Atlas Fintech and Mr. McBey (the “AtlasClear Stockholders”), received merger consideration (the “Merger Consideration Shares”) consisting of an aggregate of 4,440,000 shares Common Stock, of which Atlas Fintech received 3,490,000 shares of Common Stock.

In addition, the AtlasClear Stockholders will receive up to 5,944,444 shares of Common Stock (the “Earn Out Shares”) upon certain milestones (based on the achievement of certain price targets of Common Stock following the Closing). In the event such milestones are not met within the first 18 months following the Closing, the Earn Out Shares will not be issued. Atlas FinTech will also receive up to $20 million of shares of Common Stock (“Software Products Earn Out Shares”), which will be issued to Atlas FinTech upon certain milestones based on the achievement of certain revenue targets of software products contributed to AtlasClear by Atlas FinTech and Atlas Financial Technologies Corp. following the Closing. The revenue targets will be measured yearly for five years following Closing, with no catch-up between the years.

On November 16, 2022, the Issuer, the AtlasClear Stockholders and certain of Quantum’s stockholders entered into a Registration Rights and Lock-Up Agreement which became effective as of the Closing, pursuant to which, among other things, AtlasClear Stockholders received certain registration rights with respect to certain securities of the Issuer. In addition, the Registration Rights and Lock-Up Agreement restricts transfer of the holders’ shares until the earliest of: (i) the date that is one (1) year from the Closing Date, (ii) the last consecutive trading day where the sale price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders of such entity having the right to exchange their shares of Common Stock for cash, securities or other property.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters listed in Items 4(a)–(j) of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	- (b)

Atlas Fintech has beneficial ownership of 3,490,000 shares of Common Stock, or 28.0% of the Common Stock of the Issuer based upon 12,455,157 shares of Common Stock, outstanding as of May 24, 2024. This percentage does not reflect any Earnout Shares or Software Products Earn Out Shares that Atlas Fintech may beneficially own in the future, as described above.

Atlas Fintech has sole voting and sole dispositive power with respect to the 3,490,000 shares of Common Stock it beneficially owns.

AtlasBanc holds a 37.3% ownership interest in AtlasFinech but has sole power to vote or direct the vote of 2,233,600 or 64% of the shares of Common Stock. The remaining voting interests of AtlasBanc are held by individual investors, none of which holds more than a 2.5% voting interest in Atlas Fintech. AtlasBanc has three board members, including John Schaible, Chief Executive Officer of the Issuer and Craig Ridenhour, Chief Business Development Officer of the Issuer. Any action by AtlasBanc with respect to the shares of Common Stock beneficially owned by it, including voting and dispositive decisions, requires a majority vote of the board of directors. Accordingly, under the so-called “rule of three,” because voting and dispositive decisions with respect to AtlasBanc’s interest in the shares are made by a majority of AtlasBanc’s board of directors, none of AtlasBanc’s directors is deemed to be a beneficial owner of Atlas FinTech’s securities, even those in which such director holds a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the shares of Common Stock held by Atlas Fintech.

(c)       The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)       To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	-	Joint Filing Agreement among the Reporting Persons, dated October 24, 2024.

Exhibit B	-	Business Combination Agreement, dated as of November 16, 2022, by and among Quantum FinTech Acquisition Corporation, the Issuer (f/k/a Calculator New Pubco, Inc.), Calculator Merger Sub 1, Inc., Calculator Merger Sub 2, Inc., AtlasClear, Inc., Atlas FinTech Holdings Corp. and John Schaible (incorporated by reference to Exhibit 2.1 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

Exhibit C	-	Registration Rights and Lock-Up Agreement, dated November 16, 2022, by and among the Issuer (f/k/a Calculator New Pubco, Inc.) and the stockholders of AtlasClear, Inc. and Quantum FinTech Acquisition Corporation party thereto (incorporated by reference to Exhibit 10.2 to Quantum’s Current Report on Form 8-K (File No. 001-40009), filed with the SEC on November 17, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2024
Atlas Fintech Holdings Corp.

	By:	/s/ Craig Ridenhour
	Name:	Craig Ridenhour
	Title:	Executive Vice President

AtlasBanc Holdings Corp.

	By:	/s/ John Schaible
	Name:	John Schaible
	Title:	Chief Executive Officer

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: October 24, 2024
Atlas Fintech Holdings Corp.

	By:	/s/ Craig Ridenhour
	Name:	Craig Ridenhour
	Title:	Executive Vice President

AtlasBanc Holdings Corp.

	By:	/s/ John Schaible
	Name:	John Schaible
	Title:	Chief Executive Officer